Mail Stop 6010   April 28, 2008

Brian L. Andrew, Esq.
General Counsel and Secretary
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario
CANADA

          Re: TLC Vision Corporation
                  Revised Preliminary Proxy Statement on Schedule 14A filed April 28, 2008
                  File No. 000-29302

Dear Mr. Andrew:

          We have reviewed your filings and have the following comments. If you disagree, we
will consider your explanation as to why one or more of our comments may be inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing
your response, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable requirements, and to enhance the overall disclosure in your
filing. We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review.   Please feel welcome to call us
at the telephone number listed at the end of this letter.

Schedule 14A

General

1. We refer to your statement throughout the proxy materials that Dr. Joffe is attempting to take
    control "without paying for your shares." Since Dr. Joffe is not currently attempting to
    acquire shares of the company, and is not required to pay for shares in connection with a
    proxy solicitation, please delete this statement.

2. We refer to your statement that Dr. Joffe has "demanded a lucrative compensation package"
    and that "his past compensation demands have been excessive." Please provide us
    supplemental support that the compensation package was "lucrative" and the compensation
    was "excessive," or alternatively delete the statements. Your statement that he requested
    options for 15% of the company is not sufficient without additional objective support.

3. We refer to your statement that Dr. Joffe "reduced his ownership of LCA from 3.4 million shares, or 32%, to 83,000." It is our understanding that Dr. Joffe gifted most of his LCA-Vision Inc. shares to his children via grantor retained annuity trusts. Please revise this statement to disclose that Dr. Joffe gifted most of these shares, or alternatively delete the statement.

4. We refer to your statement on page 9 that implies you did not unilaterally terminate discussions with Dr. Joffe. Please provide us supplemental support that you did not unilaterally terminate discussions with Dr. Joffe, or alternatively delete the statement.

5. We refer to your statement on page 12 that "Mr. Henderson was terminated for cause pursuant to the terms of his employment contract." Please provide us supplemental support for this statement, or alternatively delete the statement.

6. We note your response to our prior comment 5 and reissue that comment in part with respect to the statement that ". . . . he has nominated for director Michael Henderson, who led a Company that was responsible for the destructive price wars and controversial business practices that plagued the laser vision correction industry in the late 1990s and early 2000s." Please delete the references to "destructive" and "plagued" or recharacterize as statements of your belief.

7. We refer to our prior comment 6 and reissue that comment in part with respect to the statement that ". . . Dr. Joffe may be more concerned with his personal interests than with the interests of shareholders." On page 11 you still make the statement that Dr. Joffe may be "furthering his own personal interests." Please delete this statement.

8. We refer to your statement on page 45 that, "There are no differences in the manner in which the Corporate Governance and Nominating Committee evaluates director nominees recommended by shareholders." Please expand your disclosure to provide a basis for this statement, or alternatively delete the statement.

*   *   *

<u>Closing Comments</u>

To the extent appropriate, please amend the Schedule 14A in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sonia Barros at 202-551-3655 or me at 202-551-3266 with any other questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew Beck, Esq.
       Torys LLP
       237 Park Avenue
       New York, New York 10017